Exhibit 1-11

MacAndrews & Forbes Holdings Inc.

35 East 62nd Street

New York, New York 10021

June 19, 2006

Board of Directors

Panavision Inc.

6219 De Soto Avenue

Woodland Hills, California 91367

Gentlemen:

Reference is made to the letter, dated April 20, 2006, from MacAndrews & Forbes Holdings Inc. to the Board of Directors of Panavision Inc., pursuant to which we proposed a transaction (the "Transaction") whereby our subsidiary, PX Holding Corporation, or an affiliate thereof, would acquire all publicly held shares of Common Stock of Panavision Inc., including the shares held by Sony Electronics Inc., at a price of $8.00 per share in cash.

I am pleased to submit for your consideration a revised proposal for the Transaction at a price of $8.50 per share in cash.

Very truly yours,

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Barry F. Schwartz
Executive Vice President and General Counsel